Exhibit 99.1

Market Announcements Office
ASX Limited
39 Martin Place
SYDNEY NSW 2000

SUBJECT: U.S. Army announces conditional awards for domestic critical mineral processing facilities to secure defense supply chains
26 June 2026 – SYDNEY, Australia – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ IONR) is pleased to advise that it has received a conditional award from the United States Army for a long-term land lease on the Tooele Army Depot for the purpose of establishing a critical mineral processing facility.
Ioneer is one of only four companies to be selected for the award and is proud to be partnering with the U.S. Army to help build a secure, domestic boron supply chain. Ioneer’s construction ready Rhyolite Ridge Lithium-Boron Project hosts the largest undeveloped boron Ore Reserve in the world outside of Türkiye and the only undeveloped boron Ore Reserve in North America.
In November 2025, the U.S. Government added boron to its list of critical minerals. The United States, including the Department of War, has long recognized boron as essential to national security and energy dominance because boron ceramics (i.e., boron carbide and boron nitride) are essential for military applications, including advanced armour, high-strength permanent magnets, semiconductors and nuclear applications.
For full disclosure and further detail, please find attached a public statement issued by the U.S. Army on June 25, 2026 (US Time).

Authorised for lodgement by:
Bernard Rowe
Managing Director

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Investor and Media Relations
Chad Yeftich, Ioneer USA Corporation Investor Relations ir@ioneer.com +1 775 993 8563	FGS Global ioneer@fgsglobal.com

FOR IMMEDIATE RELEASE June 25, 2026
U.S. Army announces conditional lease awards for domestic critical mineral processing facilities to secure defense supply chains

WASHINGTON — In a major step toward strengthening national defense and securing domestic supply chains, the U.S. Army announced today the conditional award of long-term leases to four companies to design, finance, build, and operate critical mineral processing facilities on Army installations.

Leveraging underutilized land at Anniston Army Depot, Ala.; Pine Bluff Arsenal, Ark.; Red River Army Depot, Texas; and Tooele Army Depot, Utah, the Army is engaging with industry leaders to establish domestic processing capacity for minerals foundational to the warfighting capability of the Joint Force.

1.	Anniston Army Depot and Pine Bluff Arsenal: Empire State Mines, LLC, a wholly owned subsidiary of Titan Mining Corporation. (Graphite)
2.	Red River Army Depot: Energy X (Lithium)
3.	Tooele Army Depot: Ioneer USA Corporation (Boron)
4.	Tooele Army Depot: REalloys (Dysprosium & Terbium)

“The ability to process critical minerals on U.S. soil is a national-defense priority required for munitions, missiles, sensors, batteries, and the platforms our Soldiers depend on,” said Dr. Jeff Waksman, Principal Deputy Assistant Secretary of the Army for Installations, Energy and Environment. “Leveraging our legal authorities and land, the U.S. Army is able to help nurture a critical minerals industrial base which equips and sustains America’s Soldiers without putting any taxpayer dollars at risk.”

The announcement is enacted by the Army’s Strategic Capital Initiatives (SCI), a landmark effort to partner with the private sector to accelerate enterprise-wide modernization. These awards are the first time the Army / Dept. of War has sited commercial mineral processing facilities on American military installations, a direct execution of President Trump’s Executive Order 14241.

Formal lease agreements with these companies are in negotiation. Development is slated to begin as early as 2027, with an Initial Operating Capability targeted by, or ahead, of 2028.

A Proven Model and Value Returned to the Army
These conditional awards are made possible through an Enhanced Use Lease (EUL), a statutory authority under 10 U.S.C. § 2667. An EUL is a real estate agreement that allows the Army to lease non-excess, underutilized land to private-sector partners.

Importantly, an EUL is a leasehold agreement, not a land sale; the United States retains title to the leased property at all times. Under this structure, the Army acts purely as a landlord. The private party lessees bear all costs to finance, design, build, operate, secure, and decommission the facility.

In return for the use of the land, the lessee pays rent at or above fair market value. The Army prefers to receive this rent as "in-kind" consideration. This means that instead of cash, the lessee directly funds and executes infrastructure improvements on the host installation. This directly benefits Soldiers, families, and operations by upgrading utilities, enhancing infrastructure, and modernizing mission capabilities. Finally, a mandatory decommissioning bond ensures that funds are secured well in advance to return the land to its original condition when the lease ends.

A Trusted, American Partnership
To mitigate supply chain risks and prevent undue foreign influence, eligibility for these projects was strictly limited to entities organized under U.S. law, featuring majority domestic ownership and control, and maintaining a U.S. place of business.
Furthermore, any in-kind infrastructure improvements delivered to the Army will adhere to Davis-Bacon prevailing wages and Buy American Act requirements.
Environmental & Mission Compatibility First
The Army remains committed to smart stewardship of its real property and the surrounding communities. Offerors are required to engage state and local authorities, assess local impact, and propose comprehensive mitigation strategies.
No construction will begin until rigorous environmental and regulatory reviews—including the National Environmental Policy Act (NEPA), Clean Air and Water Acts, and all required federal, state, and local permits—are fully complete. The selected parcels were specifically chosen to ensure compatibility with the ongoing missions of each host installation.

The conditional lease awards announced today follow recent successful applications of the Army's EUL model, including a conditional lease award with Hanwha Defense USA who is self-investing $1.3 billion into a munitions facility at Pine Bluff Arsenal, and the conditional lease awards for data-center facilities with Carlyle at Fort Bliss and CyrusOne at Dugway Proving Ground.

For more information on the Army’s Strategic Capital Initiatives, please visit www.army.mil/sci or contact the Army Communication and Outreach Office at Media Query Form.

Insights From Our Partners:
•
“Empire State Mining is honored to partner with the U.S. Army in this historic effort to secure America’s critical mineral supply chain. By establishing robust domestic processing capabilities on Army installations, we are actively reducing our reliance on foreign sources and ensuring the Joint Force has uninterrupted access to the foundational materials required for next-generation defense technologies.” ~ Rita Adiani, President & CEO of Titan Mining

•
"Bringing battery-grade lithium refining onto Army-controlled land is exactly the kind of public-private partnership America needs right now. We're proud the Army has placed its confidence in EnergyX, and we can't wait to get to work alongside the Red River Army Depot team to turn 100 acres in Bowie County into a cornerstone of America's critical minerals future. Partnerships like this will be the foundation for ensuring Project Lonestar delivers a secure, domestic supply of battery-grade lithium to support America's growing energy, manufacturing, and national security needs. By combining the Army's strategic assets with EnergyX's advanced lithium recovery and refining technology, we are helping build a resilient critical minerals supply chain and strengthening America's critical mineral independence right here in the United States.”

~Teague Egan, Founder & CEO of EnergyX

•
“Ioneer is proud to partner with the U.S. Army to forge a secure, domestic supply chain for the critical minerals that underpin our nation’s defense and security. Boron is foundational to modern military power and force protection --and producing it on America soil strengthens our industrial base while reducing our over-reliance on foreign sources. We look forward to advancing this partnership in direct support of the Joint Force and the warfighters who depend on these materials every day.” ~ Bernard Rowe, Managing Director and CEO of Ioneer.

•
“REalloys is proud to stand alongside the U.S. Army to reclaim the heavy rare earth supply chain. This partnership represents a historic step for assuring these materials are domestically sourced and fully compliant for weapon system integration. We look forward to supporting the Army in such an important leadership initiative to enable warfighter readiness and the mission effectiveness of our future fighting force.” ~ Lipi Sternheim, REalloys CEO

Defense Applications of Selected Critical Minerals
•
Boron (Defense-Grade Boron Carbide & High-Purity Compounds; Ioneer): Domestically sourced refined boron feedstock is converted into defense-grade boron carbide (B4C) and high-purity boron compounds, which are essential for force protection and survivability. Due to its extreme hardness and lightweight properties, boron carbide is the primary material used in ballistic armor plating, including the Enhanced Small Arms Protective Inserts (ESAPI) worn by ground troops and ceramic armor shields on combat helicopters. These high-purity boron compounds also serve as vital stabilizers and energetic components in rocket propellants and specialized munitions. Boron is a constituent of BKNO3 which is used a propellent initiator for 25+ DODICs, including Artillery, Mortars, Medium Cal, Grenades, Bombs, etc.

•
Dysprosium & Terbium (Refined Heavy Rare Earth Elements; REalloys): Dysprosium (Dy) and terbium (Tb), sourced through secure allied Canadian feedstocks, are heavy rare earth elements indispensable for precision guidance and defense electronics. These materials are used to manufacture high-performance permanent magnets that can withstand extreme operational temperatures – used in precision-guided munitions, electric motors, and sonar and radar networks.

•
Graphite (Purified Micronized Graphite & Coated Spherical Purified Graphite; Empire/Titan): Processed graphite, specifically Purified Micronized Graphite (PMG) and Coated Spherical Purified Graphite (CSPG) sourced from 100% domestic feedstock, is critical to modern energy storage, thermal protection, and aerospace systems. CSPG serves as the essential anode material for the high-performance lithium-ion batteries that power unmanned aerial platforms, dismounted soldier electronics, and hybrid-electric tactical vehicles.

•
Lithium (Battery-Grade Lithium Hydroxide & Lithium Carbonate; EnergyX): Lithium processed from domestic sources into battery-grade lithium hydroxide and lithium carbonate provides the foundational energy density required for next-generation military power systems. This battery-grade lithium is essential for delivering the sustained, high-output power required for a range of tactical vehicle capabilities.